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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence Securities, LLC (formerly McNamee Lawrence & Co. Securities, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 7th Floor

(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee 617 638-2600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company, LLP

(Name – *if individual, state last, first, middle name*)

24 School Street (Address) Boston (City) Massachusetts (State) 02108 (Zip Code)

PROCESSED MAR 09 2009 THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Giles W. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mcnamee Lawrence & Co., Inc., Securities, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Patricia Borzyn
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McNAMEE LAWRENCE SECURITIES, LLC
(formerly known as
McNAMEE LAWRENCE & CO. SECURITIES, INC.)
Statement of Financial Condition

December 31, 2008

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2008

Contents

edelstein
EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

24 School Street
Boston, MA 02108-5113

Tel: 617-227-6161
Fax: 617-589-0530

www.edelsteincpa.com
A Member of AGN International, Ltd.

Independent Auditors' Report

Board of Directors and Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying statement of financial condition of McNamee Lawrence Securities, LLC (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 3, 2009

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 31,521
Due from parent	162,819
Prepaid expenses	6,313
Total assets	$ 200,653
Liabilities and member's equity	
Liabilities	
Accrued expenses	$18,287
Accrued income taxes	6,500
Total liabilities	24,787
Member's equity	175,866
Total liabilities and member's equity	$ 200,653

The accompanying notes are an integral part of this statement.

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Notes to Statement of Financial Condition

Note A - Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") (formerly McNamee Lawrence & Co. Securities, Inc.) is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

Effective October 1, 2008, the Company reorganized from a corporation to a limited liability company (the "Reorganization"). The Company remained 100% owned by McNamee Lawrence & Co. LLC ("MLC"). Reorganization costs were expensed as incurred.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

Note B – Significant Accounting Policies

Investment Banking

Investment banking revenues represents fees earned for providing fairness opinions.

Revenues are recorded upon completion of the fairness opinion and the amount of income earned is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all demand deposit bank accounts to be cash equivalents. From time to time, the Company's cash balance exceeds the insurance limit provided by the Federal Deposit Insurance Corporation.

Note C – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations. Effective on the date of the Reorganization the expense sharing, revenue sharing, and servicing agreements, as described below, were terminated.

Expense Sharing Agreement

The expense sharing agreement provided that MLC pay certain shared expenses of MLS. The Company received an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covered rent, office supplies, travel, entertainment, postage, telephone and insurance. The agreement provided that MLS will not reimburse these costs to MLC.

Revenue Sharing Agreement

A revenue sharing agreement required MLS to pay 95% of fees earned to MLC in exchange for investment banking and advisory services. MLS received as payment for services ownership interests in a certain limited liability company. In accordance with the revenue sharing agreement 95% of such interests were transferred to MLC. The remaining 5% interest was sold to MLC at cost of $5,000.

For the year ended December 31, 2008, fees earned by MLS and allocated to MLC totaled $437,894.

Servicing Agreement

A servicing agreement required MLS to provide MLC certain advisory and administrative services. For providing such services, MLC paid MLS a service fee equal to five percent of the payroll related expenses allocated to MLC during the year. For the year ended December 31, 2008, the service fee totaled $82,391.

Prior to the Reorganization, MLS paid all salary and salary related expenses for MLC. Salaries and salary related expenses were allocated between MLS and MLC based on a proration of revenues. Expenses allocated to MLS pursuant to this agreement totaled $8,096 for the year ended December 31, 2008.

The servicing agreement provided that to the extent the cash on hand of either MLS or MLC is insufficient to pay its expenses, the other company may, but is not required to, make an advance of such amount as may be needed.

As of December 31, 2008 MLS is owed $162,819 from MLC.

Reorganization Revenue and Expense Arrangement

Effective October 1, 2008, MLC pays 5% of its revenue identified as related to broker dealer services to MLS. For the year ended December 31, 2008, MLS earned $250 under this arrangement.

MLC became responsible for paying all salary and salary related expenses on October 1, 2008. MLC charges MLS salary and salary related expenses as well as an administrative support fee based on the percentage of time MLC personnel devote to MLS activities. For the year ended December 31, 2008 such expenses totaled $3,373.

Note D – Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Income taxes as reported in the financial statements consist of taxes currently due plus any deferred taxes due or refundable in future periods as a result of reporting certain items of income or expense for tax purposes in different years. The Company reorganized from a corporation to a limited liability company effective October 1, 2008. Accrued income taxes as of December 31, 2008 represents taxes due on income earned through September 30, 2008 while the Company was a corporation. The Company will be reporting on a consolidated basis with the sole member MLC effective the date of the Reorganization. There were no deferred income tax assets or liabilities as of December 31, 2008.

The Company has elected to defer until 2009 the application of Financial Accounting Standards Board Interpretation 48 *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 requires an assessment of tax positions taken in income tax filings and accrual of estimated liabilities where it is more likely than not that the position would not be sustained upon examination by tax authorities. During the deferral period, the Company follows the guidance set forth in Financial Accounting Standard No. 5 *Accounting for Contingencies* (FASB 5). Under FASB 5, tax liabilities are recorded when the amount can be reasonably estimated and the liability is probable.

Note E – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements. At December 31, 2008, the Company had net capital of $6,734, which exceeded its requirement by $1,734.

The Company filed notifications to the SEC and FINRA under SEC Rule 17a-11(b) of a net capital deficiency for the period January 15, 2008 through January 28, 2008. The net capital deficiency totaled $19,642 at January 28, 2008. The Company subsequently corrected the deficiency on January 29, 2008.

McNAMEE LAWRENCE SECURITIES, LLC
(formerly known as
McNAMEE LAWRENCE & CO. SECURITIES, INC.)

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2008

edelstein
EDELSTEIN & COMPANY LLP | CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS | 24 School Street Boston, MA 02108-5113 | Tel: 617-227-6161 Fax: 617-589-0530 | www.edelsteincpa.com A Member of AGN International, Ltd.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and Member of
McNamee Lawrence Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of McNamee Lawrence Securities, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assign functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 3, 2009

END